November 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Gregory Herbers Anuja A. Majmudar Timothy S. Levenberg Craig Arakawa Brian McAllister

Re:	BlackSky Technology Inc. Registration Statement on Form S-1 (File No. 333-260458); Withdrawal of Acceleration Request dated November 9, 2021

Ladies and Gentlemen:

BlackSky Technology Inc. (the “Company”) hereby confirms the oral request made on November 12, 2021 by Michael C. Labriola and Mark G.C. Bass of Wilson Sonsini Goodrich & Rosati, Professional Corporation on its behalf regarding its desire to withdraw the referenced request for acceleration of effectiveness for the above-referenced registration statement (the “Registration Statement”) to permit the staff of the Division of Corporation Finance of the Securities and Exchange Commission to consider a limited review of certain questions about necessary disclosures in the Registration Statement. The Company does not presently have an expected date for which to request future acceleration of effectiveness of the Registration Statement and will contact the staff of the Securities and Exchange Commission prior to submitting any such future request pursuant to Rule 461 of the Securities Act of 1933, as amended.

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Securities and Exchange Commission

November 12, 2021

Please direct any questions or comments regarding this request for withdrawal to Mark G.C. Bass at (202) 973-8826.

Very truly yours,

BLACKSKY TECHNOLOGY INC.

/s/ Johan Broekhuysen
Johan Broekhuysen
Chief Financial Officer

cc:	Chris Lin

Katie Keane

BlackSky Technology Inc.

Michael Labriola

Craig Sherman

Mark Bass

Wilson Sonsini Goodrich & Rosati, Professional Corporation